Exhibit 3

This Form ATS-N amendment is an amendment to Part III, Items 2.b., 3.a., 5.c., 10.a., 10.c., 20.a. and 26 and Exhibits 4 and 5. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part III, Item 2.b.

Participant categories

The participant categories for the H2O ATS are as follows:

* Members
* Customers
* Liquidity partners.

There are two categories of customers:

* Trading desk and algo customers
* Automated routing customers.

Participation in the H2O ATS can be either direct or indirect. Direct participation means that a participant transmits an order directly to the H2O ATS. Indirect participation means that a participant transmits a parent order to LNI, and LNI transmits a child order to the H2O ATS; this child order is referred to as an LNI resting order. If an order from a participant can access the H2O and Negotiation ATSs, the order is transmitted through LNI as a parent order, and LNI manages interaction with the Liquidnet ATSs.

A Member can participate directly in the H2O ATS by transmitting a broker block accept. A Member also can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the Members parent order.

A customer can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the customers parent order

An LP can participate directly in the H2O ATS by transmitting an LP resting order or an LP IOC order.

Members

A Member is an entity that meets the Member admission and retention criteria set forth below. Members transmit indications from their order or execution management system (OMS) to LNI and manage those indications through Liquidnet 5, which is installed at one or more trader desktops at the Member firm. Indications can be transmitted through a periodic sweep, FIX transmission or other method agreed among LNI, the Member and the OMS vendor, as applicable. OMS is defined to mean software that a Member uses to manage its orders.

Trading desk and algo customers

A trading desk customer or an algo customer interacts with LNI through a method other than through Liquidnet 5. A trading desk customer transmits high-touch orders to the LNI trading desk. An algo customer transmits low-touch orders to LNI, but not through Liquidnet 5. Algo customers typically transmit orders to LNI through their OMS.

Automated routing customers

As an alternative means of accessing LNI and the H2O ATS, buy-side institutions that meet certain applicable Member admission criteria as set forth below can transmit orders (including conditional orders) to LNI and the H2O ATS via their own automated order router. These buy-side institutions can participate directly, through a service provider, or through a routing securities dealer (referred to as an automated routing dealer) as long as the securities dealer identifies the buy-side institution to LNI on an order-by-order basis (through FIX or an equivalent mechanism).

Liquidity partners

Liquidity partners (LPs) are ATSs, MTFs and registered broker-dealers that transmit immediate-or-cancel (IOC) or resting orders to Liquidnet H2O for execution. LPs do not have access to Liquidnet 5 or any other Liquidnet desktop trading application. LPs do not interact with the Negotiation ATS. LPs cannot make elections pursuant to Liquidnet Transparency Controls.

LPs also can create algo orders that interact with Liquidnet H2O as resting orders and also may interact with external venues in the same manner as customer orders. These algo orders do not interact with the Negotiation ATS.

Participating in multiple participant categories

A buy-side firm can be both a Member and a customer. When transmitting orders through Liquidnet 5, a firm is acting as a Member; when transmitting orders through another method, a firm is acting as a customer.

Admission criteria for Members

* A Member must be a buy-side institutional investor (also referred to as an institutional investor or buy-side firm), a broker-dealer that is a transition manager, or a sell-side firm that is an outsourced dealing services provider that meets the requirements set forth below. Transition manager means a nationally recognized transition manager in the applicable country or region that acts as a fiduciary in its transition management business. Transition managers are only permitted access to Liquidnet 5 for their transition management order flow.

* Alternatively, an affiliated broker-dealer of a buy-side institutional investor can be a Member if: (A) the affiliated broker-dealer trades only on behalf of the buy-side institution; (B) the buy-side institution and the affiliated broker-dealer satisfy all of the applicable Member conditions below in this section; (C) the affiliated broker-dealer trades only on an agency basis; and (D) the affiliated broker-dealer has no customers other than its affiliated buy-side institution.

*A Member of Liquidnet Europe must be an EEA (European Economic Area) regulated investment firm or other EEA regulated entity or an institution registered in Switzerland. A Member of Liquidnet Asia, Liquidnet Australia, Liquidnet Japan or Liquidnet Singapore must be a buy-side institutional investor, and (A) in the case of a Member of Liquidnet Asia, a qualified investor, as defined under Hong Kong law, and (B) in the case of a Member located in Singapore, a professional investor, accredited investor or institutional investor.

*An APAC, Canadian or US Member must have total equity assets, or total equity assets under management, of US $100 million or more, or the equivalent in another currency.

*An EMEA Member must have total equity assets, or total equity assets under management, of US $200 million or more, or the equivalent in another currency.

* A Member that provides indications to Liquidnet must have an order management system (OMS) with which Liquidnet can interface. An OMS is software that a firm uses to manage its order flow.

* A Member must enter into a subscriber agreement and other documentation required by Liquidnet.

* A Member must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

* Liquidnets clearing broker must consent to the institution as a Liquidnet customer.

Admission criteria for algo and trading desk customers

* An LNI algo or trading desk customer must be: (A) an institutional investor; (B) a broker-dealer that is a transition manager; or (C) a customer of Liquidnets Capital Markets group, consisting of issuers, individual and corporate control persons, private equity firms, and venture capital firms.
* A Liquidnet Europe algo or trading desk customer must be: (A) an institutional investor; or (B) a segregated transition manager within a securities dealer.
* A Liquidnet Canada algo or trading desk customer must be an institutional investor.
* A Liquidnet Australia algo or trading desk customer must be: (A) an institutional investor; or (B) a securities dealer that is a transition manager.
* A Liquidnet Asia or Liquidnet Singapore algo or trading desk customer must be (a) a qualified investor, as defined under Hong Kong law and, in the case of a trading desk customer located in Singapore, a professional investor, accredited investor or institutional investor, or (b) an outsourced trading desk for APAC equities that meets the requirements set forth below.
* An algo or trading desk customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for automated routing customers

* An automated routing customer must be: (A) an institutional investor that transmits orders through an internal order router; (B) an institutional investor that transmit orders through an order router operated by a third-party service provider; or (C) a securities dealer that transmits orders through an order router on behalf of one or more institutional investors. Automated routing customers under (A) and (B) are referred to as buy-side automated routing customers; securities dealers under (C) are referred to as automated routing brokers.
* In addition to the admission and retention criteria set forth in this section: ** Buy-side automated routing customers also must the criteria set forth in the 3rd through 6th and 8th bullets under Admission criteria for Members. ** Customers of an automated routing broker also must meet the criteria set forth in the 3rd through 6th bullets under Admission criteria for Members.
* For an automated routing customer relationship that involves a service provider or securities dealer (a provider), the provider must satisfy Liquidnet, and Liquidnet must determine, that the providers order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants. In making this determination, Liquidnet will take into consideration a variety of factors, including the providers automated routing logic and venue prioritization, use of conditional orders, use of committed orders, data usage and disclosure, risk controls and compliance oversight.
* In the case of a securities dealer transmitting an order on behalf of a buy-side firm, the securities dealer must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism).

* An automated routing customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for liquidity partners

* The LP and LNI must enter into and maintain in effect a routing agreement mutually acceptable to the LP and LNI, and the LP must comply with its obligations under the agreement.
* An LP must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

Participants dually-registered as a broker-dealer and investment advisor

LNI treats a dually-registered firm as a buy-side institutional investor where the following conditions have been met: the firm is dually registered as an investment advisor and broker-dealer; the firm settles trades with Liquidnet as a broker-dealer; the firm trades only on behalf of its customers who have entered into investment management agreements with the firm; and the firm only trades for its customers on a discretionary basis.

Institutional investor as the division of a bank

An institutional investor can include a division of a bank where the division conducts an investment management business.

Third-party broker routing-back functionality

Where a Member or customer creates an algo order and LNI utilizes a third-party brokers routing technology, the third-party broker can route all or a portion of the order to the Liquidnet ATSs. In each case, LNI can identify the Member or customer associated with any such order through an order value provided by LNI to the third-party broker and communicated back to LNI by the third-party broker, but LNI does not disclose to the third-party broker the identity of the Member or customer.

Outsourced trading desk

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A buy-side firm that meets all admission and retention criteria as a trading desk customer in its region can trade with Liquidnet through a broker-dealer acting as an outsourced trading desk, subject to the following conditions:

* The outsourced trading desk must meet all admission and retention criteria applicable to a trading desk customer in the relevant region
* The outsourced trading desk must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism)
* The buy-side firm must enter into an agreement with Liquidnet.

Liquidnet may settle trades either with the broker-dealer or directly with the buy-side firm
Liquidnet will apply Transparency Controls settings based on the settings of the buy-side firm. The buy-side firm and the outsourced trading desk are both considered trading desk customers (and not LPs) in connection with this arrangement. This workflow is subject to Liquidnets compliance with any regulatory filing requirements.

Outsourced dealing services provider (APAC and EMEA)

A buy-side firm that meets all Member admission criteria and does not have its own order dealing function can nominate an outsourced dealing services provider for buy-side firms in APAC or EMEA (referred to as a Provider) to transmit its indications and orders to Liquidnet and manage those indications and orders through Liquidnet 5. The buy-side firm may or may not be an affiliate of the Provider. The buy-side firm is referred to as a Member because it must meet all Member admission criteria, but the buy-side firm when acting in this capacity does not have access to Liquidnet 5. The Provider is referred to as a Member because it has access to Liquidnet 5.

The Provider is responsible for making all elections through Liquidnet Transparency Controls, which apply to all the buy-side firms that have nominated the Provider. All system configurations relating to trading apply at the Provider level.

In addition to the conditions above, the following conditions must be met:

* The Provider must agree that Liquidnet will clear and settle any trades directly with the buy-side firm and not with the Provider.
* The Provider must confirm to Liquidnet that the provider does not act as a settlement counter-party on any trades, whether or not executed through Liquidnet.
* The Provider does not engage in proprietary trading.

* When interacting with Liquidnet, the provider acts in the capacity of reception and transmission of orders as set forth under MiFID II.

* The Provider only transmits orders to Liquidnet for the buy-side firms that meet the conditions described above, and Liquidnet has entered into a Subscriber Agreement with any buy-side firm included under this arrangement.

* The Provider shall not disclose information provided through Liquidnet 5 to any customer of the Provider other than a customer that has entered into a Subscriber Agreement with Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the Provider (the applicable customer), the Provider will not use any information relating to the contras indication or negotiation activity for the benefit of any customer other than the applicable customer.

* The Provider must identify to Liquidnet the applicable buy-side firm for each indication and order on an indication-by-indication and order-by-order basis.

APAC means Liquidnets Asia-Pacific region; EMEA means Liquidnets Europe, Middle East and Africa region.

Qualifying Members for targeted invitations

Only Qualifying Members can receive targeted invitations.

Qualifying Members are determined on a quarterly basis based on a Members activity during the two prior calendar quarters. To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters

* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

Part III, Item 3.a.

General

LNI can exclude a participant from the ATS services as follows:

* LNI can exclude a participant if the participant ceases to meet any of the applicable admission criteria for the applicable participant category as set forth in the response to Item 2.b. of this Part III.

* LNI can exclude a participant based on an inadequate level of system usage. Inadequate level of system usage means that the participants trading activity does not generate sufficient revenue to cover the connectivity, market data and other costs involved in supporting the participant.

* LNI can suspend or terminate a participants participation in the H2O ATS in accordance with LNIs risk management processes, based on credit concerns, material disciplinary history, regulatory compliance, system and technical issues, non-compliance with the Liquidnet Trading Rules, and other factors that Liquidnet determines appropriate, subject to Liquidnet acting in a non-discriminatory manner.

* Liquidnet can determine that a participant is no longer eligible to participate as a Member but is eligible to participate as a customer based on the participant continuing to meet the customer admission and retention criteria but not the Member admission and retention criteria (for example, if a participants assets under management falls below the minimum assets under management requirement for Members).

Liquidity Watch

Liquidity Watch is a group within LNIs Compliance Department that monitors for participant non-compliance with the Liquidnet Trading Rules. Liquidity Watch maintains metrics for each participant on their system usage and monitors for patterns of conduct by participants that are adverse to other system users. Examples would be evidence detected by Liquidity Watch that a Member (i) is engaging in manipulative trading activity, or (ii) is disclosing broker block information to a third-party broker. LNI can suspend or terminate a participants participation in the H2O ATS based on such activity.   LNI sales and trading personnel have access to these metrics. LP coverage personnel have access to these metrics for LPs.

Conditional orders

LNI can disable a participant from sending conditional orders if LNI determines that the participants firm-up rate is too low; in making this determination, LNI takes into account whether the participants failure to firm-up is having an adverse trading cost impact on other participants.

Automated market surveillance for conditional orders by automated routing customers and LPs

When an automated routing customer or LP that transmits conditional orders fails to firm-up for a configured number of times within a configured time period in a particular symbol, the automated routing customer or LP is automatically blocked from matching or executing in that symbol with any contra-indications in the Negotiation ATS and/or from matching or executing in that symbol with any contra-side ~~conditional~~ orders in Liquidnet H2O for a configured time period.

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In addition, if an automated routing customer or LP hits a higher threshold of failing to firm-up for a configured number of times within a configured time period in one or more symbols within a trading day, an alert is generated to LNI personnel. Upon receipt of the alert, LNI personnel ~~where LNI has blocked an automated routing customer from matching in a configurable number of symbols within a trading day pursuant to the preceding paragraph, LNI will~~ can block all orders from that automated routing customer or LP for the remainder of the trading day and cancel all orders received by LNI from that customer or LP that are then outstanding.

The purpose of the blocking described above is to address a technical or workflow issue that results in a pattern of excessive firm-up failures.

~~LNI can set and modify the configurations from time to time, but at any particular time the same configurations apply for all automated routing customers transmitting conditional orders.~~ LNI sets default configurations for automated routing customers and LPs and can modify them for a specific automated routing customer or LP (for example, based on the overall firm-up rate of the customer or LP). Liquidnet can update the default configurations from time-to-time. Upon request, LNI will notify any ~~Member or~~ customer or LP regarding ~~the~~its applicable configurations at that time.

Blocks based on firm-up rate

LNI can block an automated routing customer that uses conditional orders from interacting with another automated routing customer that uses conditional orders where the firm-up rate of one party is substantially below the firm-up rate of the other party when the two parties match. This is for the protection of the party with the higher firm-up rate. LNI can remove the block if LNI determines that the party with the lower firm-up rate has addressed the issues that gave rise to its low firm-up rate.

Restricting display of broker block opportunities

LNI can restrict an LP from displaying broker block opportunities in the H2O ATS if LNI determines that the LP is cancelling orders within a time period that does not provide a contra using LN5 a reasonable opportunity to execute against the LPs orders.

Part III, Item 5.c.

Members can create algo orders, Liquidnet-only orders, LN auto-ex orders, automated negotiation orders, manual targeted invitations and broker block accepts through Liquidnet 5. Members enter these orders manually. Members transmit broker block accepts directly to the H2O ATS; the other order types are parent orders, and LNI can transmit an LNI resting order to the H2O ATS upon receipt of the parent order.

Customers can create algo, Liquidnet-only and LN auto-ex orders through a desktop application that provides a subset of Liquidnet 5 functionality. Customers enter these orders manually. These order types are parent orders, and LNI can transmit an LNI resting order to the H2O ATS upon receipt of the parent order.

Customers can transmit algo and Liquidnet-only orders to LNI. Customers can transmit algo orders from their OMS. They can transmit Liquidnet-only orders from their OMS or from a smart order router. These orders are all transmitted using FIX. Customers can transmit parent orders to the high-touch trading desk using FIX, by instant message (such as Bloomberg chat) or by telephone. These order types are parent orders, and LNI can transmit an LNI resting order to the H2O ATS upon receipt of the parent order.

Auto Order Creation

LNI can provide functionality for a Member where the Member can designate and configure criteria for LNI to automate the creation of a parent order from an indication received by LNI from the Member. The criteria designated by the Member are automatically applied to indications subsequently received from the Member.

The functionality can be configured to apply to select indications based on criteria mutually agreed upon by the Member and LNI. Likewise, attributes of the parent order created are mutually agreed upon by the Member and LNI.

LNI will initially offer this functionality on a pilot basis for validation purposes and may proceed to a wider rollout based on the validation. LNI may update the criteria and order attributes from time-to-time.

Part III, Item 10.a.

The H2O ATS only executes trades during regular trading hours of the primary market. The H2O ATS does not execute an order in a stock until the primary market for the stock has opened. The H2O ATS does not conduct any specific opening process that is different from its standard trading process.

During a trading halt, LNI pauses all orders that were created through the Liquidnet desktop trading application and cancels all orders that were not created through the Liquidnet desktop trading application. For orders created through the Liquidnet desktop trading application, by default, the system will auto-resume the Members order after the trading halt ends, but a Member can elect to change the default to require a manual resume by a trader at the Member firm or to cancel the order upon the occurrence of the trading halt.Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the system will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

After a trading halt, the H2O ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The H2O ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Part III, Item 10.c.

The H2O ATS only executes trades during regular trading hours of the primary market. The H2O ATS does not execute an order in a stock until the primary market for the stock has opened. The H2O ATS does not conduct any specific opening process that is different from its standard trading process.

During a trading halt, LNI pauses all orders that were created through the Liquidnet desktop trading application and cancels all orders that were not created through the Liquidnet desktop trading application. For orders created through the Liquidnet desktop trading application, by default, the system will auto-resume the Members order after the trading halt ends, but a Member can elect to change the default to require a manual resume by a trader at the Member firm or to cancel the order upon the occurrence of the trading halt.Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the system will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

After a trading halt, the H2O ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The H2O ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Part III, Item 20.a.

During a trading halt, LNI pauses all orders that were created through the Liquidnet desktop trading application and cancels all orders that were not created through the Liquidnet desktop trading application. For orders created through the Liquidnet desktop trading application, by default, the system will auto-resume the Members order after the trading halt ends, but a Member can elect to change the default to require a manual resume by a trader at the Member firm or to cancel the order upon the occurrence of the trading halt.Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the system will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

LNI blocks trading in a stock on the Liquidnet ATSs if the Liquidnet ATSs, in the aggregate, have executed 5% or more of market volume in the stock for three of the preceding five calendar months. Each month, prior to the commencement of trading on the 1st day of the month, LNI Product Support personnel review a report of all stocks where the Liquidnet ATSs, in the aggregate, have traded 5% or more of market volume in the stock for three of the preceding five months and implement a block on trading those stocks for the current calendar month.

Form ATS-N
Liquidnet H2O ATS

Exhibits 4 and 5

Aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. A blank cell in a table means that Liquidnet did not provide that statistic to one or more Subscribers as of the end of the calendar quarter.

June 2019 execution statistics

| Platform Name | ADV (single-counted) | Average Trade Size | % ADV Block (Shares) | | % ADV Block (Notional) | | % ADV Market Cap Distribution | | | % Midpoint (Shares) | % Inside NBBO (Shares) |
			>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M- $2B)	Mid-Cap ($2B- $10B)	Large-Cap (>$10B)		
H2O ATS	14,963,408	14,996	81.51%	18.08%	83.24%	9.22%	15.71%	49.48%	34.82%	95.38%	97.13%

July 2019 execution statistics

Platform Name			% ADV Block (Shares)	% ADV Block (Notional)	% ADV Market Cap Distribution		

	ADV (single-counted)	Average Trade Size	>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M- $2B)	Mid-Cap ($2B- $10B)	Large-Cap (>$10B)	% Midpoint (Shares)	% Inside NBBO (Shares)
H2O ATS	13,473,532	15,174	81.94%	17.62%	84.26%	8.45%	14.65%	46.98%	38.37%	95.66%	96.89%

August 2019 execution statistics

Platform Name	ADV (single-counted)	Average Trade Size	% ADV Block (Shares)		% ADV Block (Notional)		% ADV Market Cap Distribution			% Midpoint (Shares)	% Inside NBBO (Shares)
			>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M- $2B)	Mid-Cap ($2B- $10B)	Large-Cap (>$10B)		
H2O ATS	14,170,250	15,778	83.35%	16.17%	82.71%	9.06%	13.86%	50.43%	35.70%	96.05%	97.30%